

02003626

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2002
363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.S. HOWELLS & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2290 EAST CAMELBACK ROAD, SUITE 315
(No. and Street)

PHOENIX (City) ARIZONA (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS L. ENGLAND 602-957-2700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307 (Address) DENVER (City) COLORADO (State) 80222 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, CHRIS L. ENGLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. HOWELLS & CO., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public



Notary Public State of Arizona
Maricopa County
Cristine L Nichols
Expires July 25, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5(d).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.S. HOWELLS & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

M.S. HOWELLS & CO.

TABLE OF CONTENTS


SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
M.S. Howells & Co.

We have audited the accompanying statement of financial condition of M.S. Howells & Co. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 29, 2002



M.S. HOWELLS & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	4 730
Commissions receivable		79 727
Receivable from related parties		55 645
Due from clearing broker		414 666
Securities owned, at market value		194 435
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $46,743		93 979
Other		23 135
TOTAL ASSETS	$	**866 317**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	42 573
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 1,500 shares authorized; 1,352 shares issued and outstanding		1 539 374
Deficit		(715 630)
TOTAL SHAREHOLDER'S EQUITY		823 744
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	**866 317**

The accompanying notes are an integral part of this statement.

M.S. HOWELLS & CO.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE		
Commissions (Note 2)	$	625 675
Trading gains, net		923 557
Interest and dividends		75 037
Other		13 458
Total revenue		1 637 727
EXPENSES:		
Commissions, salaries and related expenses		698 293
Clearing fees		381 877
General and administrative		135 475
Occupancy and equipment costs		137 278
Exchange and trading fees		53 418
Information services		57 081
Professional fees		74 280
Travel and entertainment		31 763
Total expenses		1 569 465
NET INCOME	**$**	**68 262**

The accompanying notes are an integral part of this statement.

M.S. HOWELLS & CO.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Deficit	Total Shareholder's Equity
BALANCES, December 31, 2000	1 352	$ 1 354 374	$ (783 892)	$ 570 482
Capital contributions	-	235 000	-	235 000
Capital distributions	-	(50 000)	-	(50 000)
Net income	-	-	68 262	68 262
BALANCES, December 31, 2001	**1 352**	**$ 1 539 374**	**$ (715 630)**	**$ 823 744**

The accompanying notes are an integral part of this statement.

M.S. HOWELLS & CO.

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	68 262
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		31 162
Increase in commissions receivable		(49 998)
Increase in due from clearing broker		(140 530)
Increase in securities owned, at market value		(98 185)
Decrease in other assets		2 003
Decrease in accounts payable and other liabilities		(26 568)
Net cash used in operating activities		(213 854)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in receivable from related parties		(55 645)
Purchase of furniture and equipment		(7 254)
Net cash used in investing activities		(62 899)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		235 000
Capital distributions		(50 000)
Net cash provided by financing activities		185 000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(91 753)
CASH AND CASH EQUIVALENTS, at beginning of year		96 483
CASH AND CASH EQUIVALENTS, at end of year	**$**	**4 730**

The accompanying notes are an integral part of this statement.

M.S. HOWELLS & CO.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.S. Howells & Co. ("the Company") was incorporated in Delaware on April 11, 2000 and is a securities broker-dealer and investment banker located in Arizona serving both individual and institutional investors.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to five years. Leasehold improvements are amortized over lives ranging from five to thirty-nine years.

For purposes of the statement of cash flows, the Company considers all demand deposits and money market funds to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, equipment and an automobile under various operating leases expiring through 2002. Future minimum lease payments under the noncancellable leases as of December 31, 2001 are approximately as follows:

Year	Amount
2002	$ 43,000

Total rental expense for operating leases was approximately $85,000 for the year ended December 31, 2001.

During the year ended December 31, 2001, the Company generated approximately 40% of its commission revenue from transactions with related parties.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $601,127 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .07 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of the securities declines subsequent to December 31, 2001.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. In addition, the cash shown on the accompanying statement of financial condition is deposited in bank accounts that are not FDIC insured. If the bank should cease doing business, these amounts could be subject to loss.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

M.S. HOWELLS & CO.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDIT:		
Shareholder's equity	$	823 744
DEBITS:		
Non-allowable assets:		
Receivable from related parties		55 645
Furniture, equipment and leasehold improvements, net		93 979
Other assets		23 135
Total debits		172 759
Net capital before haircuts on securities positions		650 985
Haircuts on securities positions, including undue concentration charge of $3,098		49 858
NET CAPITAL		601 127
Minimum requirements of 6-2/3% of aggregate indebtedness of $42,573 or $100,000, whichever is greater		100 000
Excess net capital	**$**	**501 127**
AGGREGATE INDEBTEDNESS:		
Accounts payable and other liabilities	**$**	**42 573**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.07 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
M.S. Howells & Co.

In planning and performing our audit of the financial statements and supplemental schedule of M.S. Howells & Co. for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by M.S. Howells & Co., that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of M.S. Howells & Co. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that M.S. Howells & Co. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 29, 2002